# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CitroTech Inc., CIK 0000894556
CUSIP: 369759204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6400 S. FIDDLERS GREEN CIR, SUITE 300, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0001640334-25-001884
Filed by CIK 0001011076
Persons authorized to receive notices and communications: Theodore Ralston, 2200 Allentown Rd, Lima, Ohio (OH), 45805, 419-296-3626

## Reporting persons
- Theodore Ralston (CIK 0001011076): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,812,255; shared voting power 390,604; sole dispositive power 1,812,255; shared dispositive power 390,604; aggregate amount beneficially owned 2,202,859 (9.82% of the class)
  Comment: (1) The figures in Rows 7, 9 and 11 include 22,224 shares of Common Stock issuable upon the exercise of warrants to purchase 22,224 shares of Common Stock.
  
  (2) The percentage in Row 13 is calculated based on 22,424,083 shares of Common Stock issued and outstanding. This figure is derived from (i) 22,357,412 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed by the Issuer with the Securities and Exchange Commission on May 15, 2026, (ii) 44,447 shares of Common Stock issued upon the conversion of 13,334 shares of Series C Convertible Preferred Stock held by the Reporting Person, and (iii) 22,224 shares of Common Stock issuable upon exercise of 22,224 warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CitroTech Inc.
Address of issuer's principal executive offices: 6400 S. FIDDLERS GREEN CIR, SUITE 300, Greenwood Village, Colorado (CO), 80111

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Theodore Ralston (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is 2200 Allentown Rd., Lima Ohio 45805.
Present principal occupation or employment: The principal occupation of the Reporting Person is acting as a member of the Board of Directors for the Issuer with a principal place of business located at 2200 Allentown Rd., Lima Ohio 45805.
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired his shares of: (1) Series C Convertible Preferred Stock for services performed for the Company and through purchases using his own personal funds; (2) Common Stock from conversions of Series C Convertible Preferred Stock and through purchases using his own personal funds; and (3) Series A Preferred Stock from the purchase in a private transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 28, 2026 (the "Closing Date"), the Issuer and TCSI entered into a Stock Exchange and Stockholder Agreement (the "TCSI Exchange Agreement"), pursuant to which the Issuer reacquired 1,364,141 shares of Series A Preferred Stock from TCSI (the "Reacquisition"). Under the TCSI Exchange Agreement, the Issuer agreed to issue 467,012 shares of Series C Convertible Preferred Stock to TCSI on the date that is 18 months after the Closing Date, or earlier in connection with a change of control of the Issuer (which, as defined in the TCSI Exchange Agreement, includes the appointment of the Reporting Person to the Issuer's board of directors). The above description of the TCSI Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

The Reporting Person holds the securities of the Issuer for general investment purposes. The Reporting Person intends to evaluate his holdings in the Issuer on a continuous basis. Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Subject to the foregoing, the Reporting Person does not have any plans that would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material changes in the present capitalization or dividend policy of the Issuer; (f) any other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person, through his personal holdings, his wife's personal holdings and as a sole member of TC Special Investments LLC ("TCSI"), has beneficial ownership of an aggregate of 2,202,859 shares of Common Stock, which consists of (i) 215,703 shares of Common Stock held by the Reporting Person directly, (ii) 390,604 shares of Common Stock held by the Reporting Person's spouse, (iii) 1,574,328 shares of Common Stock held by TCSI, and (iv) 22,224 shares of Common Stock issuable upon the conversion of warrants. The percentage of beneficial ownership is approximately 9.82% of the outstanding shares of Common Stock. The percentage was calculated based on 22,424,083 shares of Common Stock issued and outstanding. This figure is derived from (i) 22,357,412 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed by the Issuer with the Securities and Exchange Commission on May 15, 2026, (ii) 44,447 shares of Common Stock issued upon the conversion of 13,334 shares of Series C Convertible Preferred Stock held by the Reporting Person, and (iii) 22,224 shares of Common Stock issuable upon exercise of 22,224 warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed below, the Reporting Person has not effected any transactions in the Issuer's Common Stock in the past 60 days. On May 28, 2026, the Issuer and TCSI entered into the TCSI Exchange Agreement and the Issuer reacquired 1,364,141 shares of Series A Preferred Stock from TCSI in the Reacquisition. On May 29, 2026, the Reporting Person converted 13,334 shares of Series C Convertible Preferred Stock into 44,447 shares of Common Stock. On the same date, the Reporting Person transferred an aggregate of 105,000 shares of Common Stock held by TCSI to certain family members as gifts. Also on the same date, the Reporting Person transferred an aggregate of 600,000 shares of Common Stock held by TCSI pursuant to a settlement agreement resolving litigation, at a price of $0.28 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The description of the TCSI Exchange Agreement is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Stock Exchange and Stockholders Agreement, dated May 28, 2026, by and between CitroTech Inc. and TC Special Investments LLC, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 1, 2026. (https://www.sec.gov/Archives/edgar/data/894556/000168316826004423/citro_ex1002.htm)

## Signatures
- Theodore Ralston: /s/ Theodore Ralston, Individual (06/03/2026)